UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For fiscal year ended December 31, 2004

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________ to ______________

COMMISSION FILE NUMBER: 1-5424

A. Full title of the plan and address of the plan if different from that of the issuer named below:

Atlantic Southeast Airlines, Inc. Investment Savings Plan
Atlantic Southeast Airlines, Inc.
100 Hartsfield Centre Parkway, Suite 800
Atlanta, Georgia 30320

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Delta Air Lines, Inc.
Hartsfield International Airport
Atlanta, Georgia 30320

Atlantic Southeast Airlines, Inc.

Investment Savings Plan

Audited Financial Statements and Supplemental Schedule

As of December 31, 2004 and 2003
and for the year ended December 31, 2004
with Report of Independent Registered Public Accounting Firm

Atlantic Southeast Airlines, Inc. Investment Savings Plan

Audited Financial Statements and Supplemental Schedule

As of December 31, 2004 and 2003 and year ended December 31, 2004

Contents

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements

Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule

Schedule of Assets (Held at End of Year)	10

[Letterhead of Barfield, Murphy, Shank & Smith, P.C.]

Report of Independent Registered Public Accounting Firm

Plan Administrator
Atlantic Southeast Airlines, Inc. Investment Savings Plan

We have audited the accompanying statement of net assets available for benefits of Atlantic Southeast Airlines, Inc. Investment Savings Plan as of December 31, 2004 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of and for the year ended December 31, 2003 were audited by other auditors whose report dated May 28, 2004 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2004 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally acepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for the Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Barfield, Murphy, Shank & Smith, P.C.
Birmingham, Alabama

June 23, 2005

Atlantic Southeast Airlines, Inc. Investment Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2004	2003

Assets
Investments, at fair value	$89,155,779	$72,644,087

Contributions receivable:
Employer	3,734,004	3,251,776
Participant	357,934	306,944
	4,091,938	3,558,720
Net assets available for benefits	$93,247,717	$76,202,807

See accompanying notes.

Atlantic Southeast Airlines, Inc. Investment Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31
2004
Additions
Contributions:
Employer	$3,717,700
Participant	11,284,183
15,001,883

Investment income:
Interest and dividends	2,593,020
Net appreciation in fair value of investments	2,498,938
5,091,958
Total additions	20,093,841

Deductions
Distributions to participants	2,975,907
Administrative expenses	73,024
Total deductions	3,048,931

Net increase in net assets available for benefits	17,044,910

Net assets available for benefits: Beginning of year	76,202,807
End of year	$93,247,717

See accompanying notes.

Atlantic Southeast Airlines, Inc. Investment Savings Plan

Notes to Financial Statements

December 31, 2004 and 2003

1. Description of Plan

The following description of the Atlantic Southeast Airlines, Inc. Investment Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees of Atlantic Southeast Airlines, Inc. (the “Company”). Employees become eligible to enroll on the enrollment date following the date of completion of ninety days of continuous employment. The enrollment dates for the Plan are January 1, April 1, July 1, or October 1 of each year.

Employer matching contributions are awarded to employees who work at least 1,000 hours each year and have at least one year of service. Once the length of service provision is met, the employee is eligible for matching contributions for the following Plan year, which begins on January 1. Eligible employees must be employed on December 31 to receive a matching contribution for the Plan year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan provides Delta Air Lines, Inc. (“Delta”) common stock as one of twelve investment options available under the Plan. Atlantic Southeast Airlines, Inc. is a wholly-owned subsidiary of Delta. Effective September 11, 2004, the Delta common stock investment option was closed to new investments. Funds that were allocated to Delta common stock as an investment option will be automatically allocated to the Stable Asset Fund. Plan participants are permitted to transfer existing account balances from the Delta common stock account to any other investment in the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan investment results. The allocations are based on participant earnings or account balances, as defined. A quarterly recordkeeping fee is charged to each participant’s account.

Atlantic Southeast Airlines, Inc. Investment Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Contributions

Participants are able to contribute up to 50% of pretax annual compensation, as defined by the Plan. Participants may also make rollover contributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan.

The Company may make a discretionary matching contribution of up to 6% of a participant’s eligible compensation, as defined by the Plan. This matching contribution is subject to a factor based on years of service for participants and ranges from 20% to 75%, regardless of the date of participation.

Vesting

All participant contributions and earnings thereon are 100% vested. Company contributions to participant accounts vest on a graded basis at 10% per year for two years of service, increasing to 20% per year thereafter until fully vesting after six years of service.

Payment of Benefits

Upon termination, participants may elect lump-sum distributions or periodic distributions over either a 5 or 10-year period. The full value of benefits are payable upon normal or postponed retirement, total or permanent disability or to beneficiaries upon death of the participant.

Transfers to Related Plan

Participants who terminate employment with the Company to begin employment for Delta are not permitted to take a distribution of their account balance, but may elect to sell their investments in the Plan and transfer the proceeds to the Delta Family-Care Savings Plan (the “Delta Plan”). There were no transfers to the Delta Plan during 2004.

Atlantic Southeast Airlines, Inc. Investment Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Forfeitures

Forfeitures of terminated participants’ nonvested accounts are used to reduce future matching contributions. Forfeitures were $20,650 during the year ended December 31, 2004.

Participant Loans

Participants may borrow a minimum of $1,000 up to a maximum of the lesser of $25,000 or 50% of their deferred account balances. Loan terms range from 1 - 5 years. Loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined at the time of the loan.

Administrative Expenses

The Company has paid certain administrative expenses of the Plan. All other administrative expenses are paid by the Plan as provided in the Plan document.

Plan Termination

Under the provisions of the Plan, the Company reserves the right to amend or terminate the Plan at any time provided that amendments will not divert a vested interest or permit any part of the fund to revert to the Company or to be used for any purpose other than for the exclusive benefit of participants or their beneficiaries. If the Plan is terminated, each participant’s account will become fully vested.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Plan’s financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Atlantic Southeast Airlines, Inc. Investment Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Valuation of Investments

Mutual funds and common stock are stated at fair value based on the quoted market prices. Participant loans are valued at their outstanding balance, which approximates fair value.

The Plan invests in various investments. Investments are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonable possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the reported amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

During the year ended December 31, 2004, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

Net appreciation (depreciation) in fair value of investments:
Delta Air Lines, Inc. Common Stock	$(2,492,241)
Mutual Funds	4,991,179
$2,498,938

Atlantic Southeast Airlines, Inc. Investment Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The fair value of individual investments that represent 5 percent or more of the Plan’s net assets is as follows:

	December 31
	2004	2003

American Century Investments:
Ultra Fund	$27,950,372	$23,560,330
Premium Capital Reserve Fund	*	8,795,993
International Growth Fund	6,530,084	4,725,562
Equity Income Fund	10,790,650	8,494,333
Equity Index Fund	10,993,228	9,363,251
Value Fund	7,111,963	5,049,939
Stable Asset Fund	10,718,116	*
Delta Air Lines, Inc. Common Stock	*	6,023,702

* less than 5% of the Plan’s net assets

4. Transactions with Parties-in-Interest

The Plan purchased 279,737 shares of Delta common stock with a fair value of $1,971,426 during the year ended December 31, 2004. The Plan sold 290,392 shares of Delta common stock for proceeds of $1,774,443 resulting in a loss of $2,092,563 based on historical cost during the year ended December 31, 2004.

The Plan held 499,396 and 510,051 shares of Delta common stock with a fair value of $3,735,337 and $6,023,702 as of December 31, 2004 and 2003, respectively.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated May 16, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Atlantic Southeast Airlines, Inc. Investment Savings Plan

Notes to Financial Statements (continued)

6. Financial Condition of Delta Air Lines, Inc.

Delta’s financial performance continued to deteriorate during 2004, the fourth consecutive year it reported substantial losses. Delta also reported a substantial loss for the March 2005 quarter. In addition, Delta’s unrestricted cash and cash equivalents and short-term investments have declined significantly since January 1, 2004. These results underscore Delta’s urgent need to make fundamental changes in the way it does business.

In 2004, Delta announced its transformation plan, which is intended to appropriately align Delta’s cost structure with the revenue it can generate and to enable Delta to compete with low-cost carriers. Historically high aircraft fuel prices are, however, masking the progress Delta is making under its transformation plan. Accordingly, Delta believes that actions in addition to those contemplated by its transformation plan are essential if Delta is to achieve its goals.

Delta has significant obligations due in 2005 and thereafter. Delta’s ability to fund its obligations and maintain adequate liquidity will depend on a number of factors not within its control, including the level of aircraft fuel prices and passenger mile yield. If Delta is not successful in further reducing its operating expenses and continues to experience significant losses, or if Delta’s cash and cash equivalents and short-term investments otherwise decline to an unacceptably low level, Delta would need to seek to restructure under Chapter 11 of the U.S. Bankruptcy Code. A restructuring under Chapter 11 of the U.S. Bankruptcy Code may be particularly difficult for Delta because it pledged substantially all of its remaining unencumbered collateral in connection with transactions it completed in the December 2004 quarter as a part of its out-of-court restructuring.

Supplemental Schedule

Atlantic Southeast Airlines, Inc. Investment Savings Plan

EIN: 58-1354495 Plan No.: 001
Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2004

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current Value

	American Century Investments	Stable Asset Fund	$10,718,116
		Short-Term Government Fund	2,453,928
		Strategic Allocation Fund - Aggressive	510,944
		Strategic Allocation Fund - Conservative	78,723
		Strategic Allocation Fund - Moderate	3,145,865
		Equity Index Fund	10,993,228
		Equity Income Fund	10,790,650
		International Growth Fund	6,530,084
		Ultra Fund	27,950,372
		Value Fund	7,111,963
			80,283,873

	Buffalo Funds	Small Cap Fund	3,061,516

*	Delta Air Lines, Inc.	Common Stock	3,735,337

*	Participant Loans	Interest rates from 4.4% to 9.1% maturing through 2008	2,075,053
			$89,155,779

* Indicates a party-in-interest to the Plan.
Column (d) cost information is not applicable for participant directed investments.

SIGNATURES

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ATLANTIC SOUTHEAST AIRLINES, INC. INVESTMENT SAVINGS PLAN

/s/ Charles J. Thibaudeau By: Charles J. Thibaudeau Plan Administrator

Date: June 28, 2005

EXHIBIT INDEX

Exhibit 23.1	Consent of Barfield, Murphy, Shank & Smith, P.C.

Exhibit 23.2	Consent of Ernst & Young LLP